EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT

by and between

BODEL HOLDINGS, L.L.C.,
CLEVELAND HOLDINGS, L.L.C.,
DELBO HOLDINGS, L.L.C.,
DEQUINCY HOLDINGS, L.L.C.,
GULF COAST WORKING PARTNERS, L.L.C.,
OAKLEY HOLDINGS, L.L.C.,
SAMJAM ENERGY, L.L.C.
PERRY POINT HOLDINGS, L.L.C.

as Seller

and

VIKING ENERGY GROUP, INC.

as Purchaser

Dated September 1, 2018

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ARTICLE VIII OBLIGATIONS AFTER CLOSING		25

8.1	Post-Closing Adjustments	25
8.2	Further Assurances	26
8.3	Receipts and Credits	26
8.4	Records	26
8.5	Operatorship	26
8.6	Recording and Approvals	26

ARTICLE IX OBLIGATIONS AND INDEMNIFICATION		26

9.1	Purchaser’s Assumed Obligations	26
9.2	Seller’s Retained Obligations	27
9.3	Purchaser’s Indemnity	28
9.4	Seller’s Indemnity	28
9.5	Regardless of Fault	28
9.6	Claims	29
9.7	General Procedure	29
9.8	Expenses	30
9.9	Effect of Closing and Survival	30

ARTICLE X TERMINATION OF AGREEMENT		30

10.1	Termination	30
10.2	Liabilities Upon Termination	30

ARTICLE XI TAX MATTERS		31

11.1	Definitions	31
11.2	Ad Valorem Taxes	31
11.3	Transfer Taxes	32
11.4	Cooperation	32
11.5	Income Taxes	32
11.6	Apportionment of Taxes	32
11.7	Tax Refunds	32
11.8	Section 1031 Like-Kind Exchange	32

Initials: Seller _________ Purchaser _________	ii

ARTICLE XII Arbitration		33

12.1	Arbitration Procedures	33

ARTICLE XIII MISCELLANEOUS		33

13.1	Exhibits	33
13.2	Expenses	33
13.3	Notices	34
13.4	Amendments	34
13.5	Assignment	34
13.6	Announcements	34
13.7	Headings	35
13.8	Counterparts/Facsimile Signatures	35
13.9	References	35
13.10	Governing Law; Venue	35
13.11	Entire Agreement	35
13.12	Binding Effect	35
13.13	No Third-Party Beneficiaries	35
13.14	Disclaimer of Representations and Warranties	35
13.15	Assumed Liabilities	36
13.16	Transition Services	36
13.17	Purchase Price Allocation	36
13.18	Form 8-K	36

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is entered into effective August 31, 2018 (the “Execution Date”), by and between Bodel Holdings, L.L.C., Cleveland Holdings, L.L.C., Delbo Holdings, L.L.C., DeQuincy Holdings, L.L.C., Gulf Coast Working Partners, L.L.C., Oakley Holdings, L.L.C., SamJam Energy, L.L.C.; Perry Point Holdings, L.L.C., whose address is P.O. Box 1063, Tomball, Texas 77377 (collectively “Seller”), and Viking Energy Group, Inc., a Nevada corporation, whose address is 15915 Katy Freeway, Suite 450, Houston, Texas 77094, on behalf of a corporation to be incorporated (“Purchaser”). Seller and Purchaser may be referred to individually as a “Party” or collectively as the “Parties.” The transactions contemplated by this Agreement may be collectively referred to as the “Transaction.”

Recitals

A. Seller owns and desires to sell its interests in certain oil and gas properties located in the states of Texas and Louisiana, all as more particularly described in Section 1.1 below (collectively, the “Purchased Assets”).

B. Purchaser desires to purchase all of Seller’s interest in the Purchased Assets pursuant to the terms of this Agreement.

C. To accomplish the foregoing, the Parties wish to enter into this Agreement.

Agreement

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale. (a) On the terms and conditions stated herein, the Purchaser agrees to purchase, and the Seller agrees to sell all of Seller's right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following assets (the “Purchased Assets”), free and clear of all encumbrances, for the Purchase Price (as defined below):

(i) All of the oil and gas; oil, gas and mineral leases; subleases and other leaseholds; overriding royalty interests; net profits interests; carried interests; farmout rights; options; and other properties and interests in the oil, gas and mineral leases, oil and gas leases, subleases and other leaseholds described on Exhibit “A”, even though the interests of Seller may be incorrectly or imperfectly described (collectively, the “Leases”), together with each and every kind and character of right, title, claim, and interest that Seller has in and to the Leases or the lands covered thereby or currently pooled, or unitized therewith (the “Lands”);

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(ii) All oil, gas, water, disposal, or injection wells located on or used in connection with the Leases and/or the Lands whether producing, shut in, or temporarily or permanently abandoned, including but not limited to the wells shown on Exhibit “B” attached hereto (the “Wells”), which Exhibit “B” shall include Seller’s Gross Working Interest and Net Revenue Interest in each well;

(iii) All interest derived from the Leases, Lands and Wells in or to any currently existing pools or units which include any Lands or all or a part of any Leases or Wells (the “Units”); and including all interest of Seller derived from the Leases in production from any such Unit, whether such Unit production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(iv) All contracts, agreements and instruments by which the Purchased Assets are bound, or that relate to or are otherwise applicable to the Purchased Assets including but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, participation agreements, exchange agreements, transportation or gathering agreements, saltwater disposal or injection agreements, balancing agreements, agreements for the sale and purchase of oil, gas or casinghead gas or processing agreements to the extent applicable to the Purchased Assets or the production of oil or gas and other minerals and products produced in association therewith from the Purchased Assets, including, without limitation, those identified on Exhibit “C” (collectively, the “Contracts”);

(v) All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights (“Easements”) appurtenant to, and used or held for use in connection with the Purchased Assets including, but not limited to, those identified on Exhibit “D”.

(vi) All equipment, machinery, fixtures and other tangible personal property and improvements located on the Purchased Assets or used or held for use in connection with the operation of the Purchased Assets including without limitation any wells, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, platforms, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities, but excluding (1) vehicles, (2) equipment, machinery, fixtures and other tangible personal property and improvements located at or used in connection with any field office of Seller, (3) any computers and related peripheral equipment, (4) communications equipment, and (5) communications licenses granted by the Federal Communications Commission or other Governmental Authority (subject to such exclusions, the “Equipment”);

(vii) All of the oil, gas and other liquid or gaseous substances produced from or attributable to the Purchased Assets from and after the Effective Time, together with Imbalances associated with the Purchased Assets (hereinafter the “Hydrocarbons”), subject to the provisions hereafter relating to same;

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(viii) Copies of all lease files; land files; well files; gas and oil sales contract files; accounting files; gas processing files; title files; division order files; abstracts; title opinions and memoranda (including title curative); land surveys; non-confidential logs; maps; engineering, geological and geophysical files, data and reports, accounting files; reserve studies and evaluations (insofar as they cover and exist within the boundaries of the Leases and Lands); and all other books, records, data, files, maps and accounting records, in each case to the extent related to the Purchased Assets, or used or held for use in connection with the maintenance or operation thereof, but excluding (1) any files, books, records, data, logs, reports, studies, evaluations, maps and accounting records to the extent disclosure or transfer is restricted by any third party agreement or Law and the necessary consents to transfer are not obtained, and (2) any files, records, contracts or documents relating to this transaction (or any other discussions or negotiations regarding the sale or other disposition of any of the Purchased Assets), including any bids or offers received by Seller or any Affiliate of Seller for the sale of the Purchased Assets in competition with the Purchaser’s bid or offer and any files, records, contracts or documents relating to any negotiations and/or consummation of the sale of the Purchased Assets, and (3) any records of Seller related to the Purchased Assets that are subject to legal privilege, including the attorney-client privilege and the work product doctrine (except with respect to title opinions, environmental assessment or environmental audit records) (subject to such exclusions, the “Records”);

(ix) Amounts payable to owners of working interests, royalties and overriding royalties and other interests in the Purchased Assets held in suspense by Seller as of the actual date of Closing as set forth in Exhibit “E”;

(x) All rights of Seller to audit the records of any person and to receive refunds or payments of any nature, and all amounts of money relating thereto, after August 31, 2018, to the extent relating to obligations assumed by Purchaser pursuant to this Agreement; and

(xi) To the extent transferrable without payment of any fee by Seller (unless Purchaser has agreed in writing to pay such fee) or the assumption of any obligation by Seller, all franchises, licenses (but excluding any licensed data, including, without limitation, licensed seismic data), permits, approvals, consents, certificates and other authorizations, and other rights granted by third persons, and all certificates of convenience or necessity, immunities, privileges, grants, and other such rights that relate to, or arise from, the Purchased Assets or the ownership or operation thereof.

(b) Excluded Assets. This Agreement includes only the Purchased Assets described above and does not include any other assets of Seller, including any Tax refund with respect to any Seller Taxes (the “Excluded Assets”). Notwithstanding any other provision in this Agreement, the Purchaser specifically agrees and acknowledges that the cash, accounts receivable, royalty interests, overriding royalty interests, and all other assets of the Seller other than the Purchased Assets, are not being sold by the Seller and shall remain the exclusive property of the Seller, provided that the Excluded Assets shall not have the effect of reducing the Seller’s represented Exhibit “B” Net Revenue Interest below such stated interest, and to the extent an Excluded Asset would have that effect, it shall not be considered an Excluded Asset. Excluded Assets shall also include all records of Seller related to the Purchased Assets that are subject to legal privilege, including the attorney-client privilege and the work product doctrine (except with respect to title opinions, environmental assessment or environmental audit records).

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1.2 Effective Time. The purchase and sale of the Purchased Assets shall be effective at 7:00 a.m. on November 1, 2018 (the “Effective Time”); provided, however the Parties will use reasonable efforts to close the transactions contemplated by this Agreement on or before October 1, 2018. If the Parties do in fact close the transaction on or before October 1, 2018 (and the Seller shall be obligated to do so if in fact the Purchaser is ready, willing and able to do so) the Effective Time shall deemed to be 7:00 a.m., Central Time, on September 1, 2018, and as a bonus for Closing on such date the Purchaser shall be entitled to the proceeds, less ordinary lease operating expenses, from the sale of all oil and gas and other liquids or hydrocarbons from the Purchased Assets for the period between September 1, 2018, up to and including September 30, 2018.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. The purchase price payable by Purchaser for the Purchased Assets shall be equal to the present value, using a discount rate of 18% (i.e. PV18), of the Proved Developed Producing (“PDP”) Reserves with respect to the Purchased Assets as determined by Netherland, Sewell & Associates, Inc. (“NSAI”) in its final reserve report (the “Final NSAI Reserve Report”) issued jointly to the Purchaser and the Seller, in cash in immediately available funds (the “Purchase Price”). The Final NSAI Reserve Report shall be prepared using the same procedures, protocols, guidelines and standards as NSAI would follow or apply, as applicable, when providing a similar valuation for a company listed on a national stock exchange in the United States of America.

2.2 Adjustments to Purchase Price. The Purchase Price shall be subject to adjustment as follows:

(a) The Purchase Price shall be adjusted upward as follows:

(i) The value of all merchantable, allowable oil in storage at the Effective Time, above the pipeline connection, which is sold and which is credited to the Purchased Assets and paid to Purchaser, such value to be the actual price received less taxes and deductions by the purchaser,

(ii) The amount of all verifiable expenditures under applicable operating agreements or other similar arrangements or agreements and, in the absence of such agreements, such expenses of the sort customarily billed thereunder, paid by Seller or any affiliate of Seller in connection with the operation of the Purchased Assets in accordance with this Agreement for work actually performed subsequent to the Effective Time,

(iii) An amount equal to all prepaid expenses attributable to the Purchased Assets that are paid by Seller or any affiliate of Seller prior to the actual date of Closing that inure to the benefit of Purchaser and that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Time, including without limitation, prepaid ad valorem, property, production, severance and similar taxes (but not including income taxes) based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom,

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(iv) Such increases as are due to Upward Adjustments (defined below) as provided in Article V hereof,

(v) An amount as provided for in the respective joint operating agreement, per month reduced proportionately for partial months for the period between August 31, 2018 and October 1, 2018, if October 1, 2018 is the actual date of Closing as reimbursement for overhead expense,

(vi) If, on or before the Closing Date, Seller restores production in the Morgans Bluff Hackberry Unit P-11 Well (RRC #20480, Orange County, TX), an amount equal to the present value, using a discount rate of 18% (PV18), of the PDP Reserves with respect to this Well as determined by NSAI following the same procedures, protocols, guidelines, and standards as provided in Section 2.1 above, and

(vii) Any other amount agreed upon by Seller and Purchaser.

(b) The Purchase Price shall be adjusted downward as follows:

(i) Proceeds received by Seller from the sale of oil, gas or other hydrocarbons attributable to the Purchased Assets and which are produced after the Effective Time,

(ii) An amount equal to all unpaid ad valorem, property, production, severance and similar taxes and assessments (but not including income taxes) based upon or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom accruing to the Purchased Assets prior to the Effective Time,

(iii) The amount of all verifiable expenditures paid by Purchaser for work actually done and performed in connection with the Purchased Assets prior to the Effective Time,

(iv) Any reductions for Defective Interests or Environmental Defects as provided in Article V,

(v) Any amount equal to the proportionate Allocated Value of the Third Party Interests in Section 5.1(b)(xi) that are not conveyed to Purchaser at the Closing, and

(vi) Any other amount agreed upon by Seller and Purchaser.

2.3 Allocation of Purchase Price. The Purchase Price shall be allocated (“Allocated Value”) among the Purchased Assets as set forth in Exhibit “F” hereto.

Initials: Seller _________ Purchaser _________	5

2.4 Escrow. On September 4, 2018, Purchaser shall deposit into escrow with UMB Bank, N.A. (the “Escrow Agent”), the sum of $3,500,000.00 as a non-refundable money deposit (the “Deposit”), pursuant to the executed Escrow Agreement, the form of which is attached hereto as Exhibit “G”. At Closing, the Deposit plus any interest earned thereon shall be applied against the Purchase Price. If this Transaction fails to close because of Seller’s breach of any covenant, representation, warranty, or other term or provision of this Agreement, or if any condition to Closing in favor of Purchaser contained in Section 6.1 below is not satisfied by November 30, 2018, or if this agreement is terminated by mutual agreement of the parties then the Deposit plus any interest earned thereon shall be delivered to Purchaser. However, if this Transaction fails to close because of Purchaser’s breach of a covenant or term of this Agreement, then the Deposit and all interest earned thereon shall be delivered to Seller, and notwithstanding any other provision in this Agreement, this shall be Seller’s only remedy with respect to any claims by Seller with respect to and in any way related to Purchaser’s failure to close the Transaction. Seller and Purchaser agree to give the Escrow Agent joint instructions for the delivery of the Deposit, together with any interest earned thereon, in accordance with the terms of this Agreement. Any dispute concerning the matters the subject of this Section 2.4 is subject to arbitration as described in Article XII.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller makes the following representations and warranties to Purchaser as of the date hereof and as of the Effective Time:

(a) Seller is a group of limited liability companies duly organized, validly existing and in good standing under the laws of the state of Texas, and are duly qualified to carry on business in Texas and Louisiana.

(b) Seller has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Transaction and to perform all the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by Seller, the performance by Seller of all the terms and conditions hereof to be performed by it and the consummation of the Transactions contemplated hereby have been, or will be, duly authorized and approved by the Managers of Seller and by the members of Seller. This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws relating to or affecting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

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(c) This Agreement and the execution and delivery hereof by Seller does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the Transaction will not: (i) Conflict with, or require the consent of any person under any of the terms, conditions or provisions of the articles or certificate of incorporation, as applicable, or bylaws of Seller; (ii) Violate any provision of or, except with respect to the Internal Revenue Code of 1986, as amended (the “Code”), require any filing, consent, authorization or approval under, any legal requirement applicable to or binding upon Seller; (iii) Conflict with, result in a breach of, constitute a default under (without regard to requirements of notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, (1) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Seller is a party or by which Seller is bound or to which any of the Purchased Assets owned by it is subject or (2) subject to the Permitted Encumbrance in Section 5.1(b)(xi), any lease, license, contract or other agreement or instrument to which Seller is a party or by which it is bound or to which any of the Purchased Assets owned by it is subject; or (iv) Result in the creation or imposition of any lien, charge or other encumbrance upon the Purchased Assets

(d) Seller is not in default under, and no condition exists that with notice would constitute a default under, (i) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Seller is a party or by which Seller is bound or to which any of the Purchased Assets are subject, or any other agreement or contract, or (ii) any order, judgment or decree of any court, commission, board, agency or other Governmental Authority.

(e) Except as provided for or disclosed in Exhibit “H” attached hereto and made a part hereof, since August 9, 2018, there has not been and will not be prior to Closing: (i) Any material adverse change in the business, financial condition or results of operations of Seller, which change was not the result of an industry-wide development affecting other companies in the oil or gas industries; (ii) Any material damage, destruction or loss to or of the Purchased Assets, whether or not covered by insurance; (iii) Any sale, lease or other disposition of the Purchased Assets, except as permitted by the terms of this Agreement; (iv) Any mortgage, pledge or grant of a lien or security interest in any of the Purchased Assets, other than in the ordinary course of business (except any such encumbrance that will be released at or before the Closing); or (v) Any contract or commitment to do any of the foregoing.

(f) Exhibit “C” sets forth the list of the Contracts to which Seller is a party or by which Seller or any of the Purchased Assets are bound including: (i) Any contract, commitment or agreement that involves aggregate expenditures by Seller of more than $50,000 per year, with the exception that Exhibit “C” may not include all of such contracts, commitments or agreements that are reflected in Seller’s LOS summary sheet; (ii) Any lease, sublease, installment purchase or similar arrangement for the use or occupancy of real property (other than the Leases) that involves aggregate expenditures by Seller of more than $50,000 per year, together with a list of the location of such leased property, the date of termination of such arrangements, the name of the other party and the annual rental payments required to be made for such arrangements, with the exception that Exhibit “C” may not include all of such leases, subleases, installment purchase or similar arrangements for the use or occupancy of real property that are reflected in Seller’s LOS summary sheet; (iii) Any guaranty, direct or indirect, by any affiliate of Seller of any contract, lease or agreement entered into by Seller, including any indenture, loan agreement, deed of trust, or mortgage that will not be released at Closing; (iv) Any agreement of surety, guarantee or indemnification by Seller outside of the ordinary course of business; (v) All gas contracts and agreements for the transportation for gas affecting the Purchased Assets, and (vi) All outstanding or pending well proposals and Authorities for Expenditure with respect the Purchased Assets. All well proposals and Authorities for Expenditure received by Seller after September 1, 2018, with respect to the Purchased Assets whether Seller has approved, disapproved or not yet responded, will not be included herein on Exhibit “C”, but provided to Purchaser promptly after receipt by Seller of same.

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(g) To the knowledge of Seller there are no material defects in the personal property and fixtures to be conveyed to Purchaser pursuant to the terms hereof which would prevent the continued operation of the Purchased Assets in accordance with prior practice. As used in this Agreement, “knowledge of Seller” means the actual knowledge (without any duty of inquiry or investigation) of the Sellers and Five-JAB, Inc., their directors, officers and employees.

(h) To the knowledge of Seller, (i) all material royalties (other than royalties held in suspense), rentals and other payments due under the Leases have been properly and timely paid, and all conditions necessary to keep the Leases in force have been fully performed; and (ii) all of the Leases are in full force and effect and no notices have been received by Seller of any claim to the contrary.

(i) Except as set forth on Exhibit “C” attached hereto and made a part hereof, (i) Seller is not obligated by virtue of any prepayment arrangement under any contract for the sale of hydrocarbons and containing a “take or pay” or similar provision or a production payment or any other arrangement to deliver hydrocarbons produced from the Purchased Assets at some future time without then or thereafter receiving full payment therefor.

(j) Except as set forth on Exhibit “K” attached hereto and made a part hereof, Seller has not produced a share of gas greater than its ownership percentage, and Seller is under no obligation to reduce its share of production under any gas balancing agreement or similar contract to allow under-produced parties to come back into balance.

(k) All ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Purchased Assets have been properly paid and all such taxes and assessments which become due and payable prior to the Effective Time shall be properly paid by Seller.

(l) To the knowledge of Seller, and except as to environmental matters, which are solely and exclusively addressed in Section 3.1(r) of this Agreement, all valid laws, regulations and orders of all governmental agencies having jurisdiction over the Purchased Assets have been and shall continue to be complied with in all material respects until the Closing. To the best of Seller’s knowledge, all material necessary permits from governmental agencies having jurisdiction in connection with the Purchased Assets have been obtained and have been timely, properly and accurately maintained and will continue to be timely, properly and accurately maintained through the Closing. To the knowledge of Seller, during Seller’s ownership of the Purchased Assets, all plugged wells located on the Purchased Assets have been properly plugged and there are no wells on the Purchased Assets not producing oil or gas in paying quantities which in good industry practice should be plugged.

(m) Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which Purchaser shall have any responsibility whatsoever.

(n) Except as specifically disclosed in this Agreement, including the Exhibits hereto, to the knowledge of Seller, none of the Purchased Assets is subject to any top leases or reversionary interests, and there exists no unrecorded document or agreement which may result in impairment or loss of Seller’s ability to convey the Purchased Assets.

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(o) With respect to the Contracts and Easements, in all material respects and to the knowledge of Seller, and during Seller’s ownership of the Purchased Assets: (i) all of such Contracts and Easements are in full force and effect and are the valid and legally binding obligations of the parties thereto, (ii) Seller is not in breach or default with respect to any material obligations pursuant to any such Contracts and Easements, or any regulations incorporated therein or governing same; and (iii) neither Seller nor any other party to any Contract or Easement has given or threatened to give notice of any action to terminate, cancel, rescind or procure a judicial reformation of same or any provision thereof.

(p) All material payments, to the knowledge of Seller, (including, without limitation, royalties, delay rentals, shut-in royalties, overriding royalties, third-party invoices for services/supplies/materials/equipment furnished with respect to Seller’s or Five-JAB, Inc.’s operations with respect to the Purchased Assets, and joint interest or other billings under unit or operating agreements) due with respect to the Purchased Assets have been made by Seller or Five-JAB, Inc., or will be made by Seller or Five-JAB, Inc., prior to the Closing.

(q) There are no Purchased Assets with respect to which (i) deliveries of natural gas dedicated to interstate commerce have been terminated or diverted therefrom without there having been obtained appropriate abandonment orders or other required regulatory approvals or (ii) Seller is not receiving on a current basis the payments required under the terms of the gas contracts, or (iii) Seller is not receiving now, or may not receive for the period of time from the effective date of the information contained in the data furnished by Seller to Purchaser until Closing, the price (per MMBTU) for natural gas reflected in the data furnished by Seller to Purchaser. During the time period from the effective date of the information contained in the data furnished by Seller to Purchaser until the date of execution of this Agreement, no purchaser of natural gas under the gas contracts has (i) curtailed (other than seasonal curtailment) its takes of natural gas, or (ii) given notice (either written or verbal) that it desires to amend any of the gas contracts with respect to price or quantity of deliveries under take-or-pay provisions, to such extent that any such action may materially affect the economic value of the reserves attributable to the Purchased Assets affected by such action.

(r) (i) The Purchased Assets operated by Seller, and to the knowledge of Seller, all of the Purchased Assets not operated by Seller have been operated in material compliance with applicable Environmental Laws during Seller’s ownership of the Purchased Assets, (ii) Seller has not received written notice of any proceeding, claim or lawsuit relating to the noncompliance of any Purchased Asset with Environmental Laws and to Seller’s knowledge, no such proceeding, claim, or lawsuit is threatened, and (iii) with respect to the Purchased Assets, Seller has not entered into and is not subject to any written agreements, consents, orders, decrees or judgments of any Governmental Authority under Environmental Laws that cause any Purchased Asset to be subject to any restrictions on the ownership or operation of such Purchased Asset as currently owned and operated.

(s) Except as may be set forth in Exhibit “I” attached hereto and made a part hereof, on the date hereof no suit, action or other proceeding is pending before any court or governmental agency to which Seller is a party and which might result in impairment or loss of Seller’s title to any part of the Purchased Assets or that might hinder or impede operation of the Purchased Assets and to the knowledge of Seller, no such suit, action or other proceeding is threatened. Seller shall promptly notify Purchaser of any such proceeding arising or threatened prior to the Closing.

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(t) Seller is not a “foreign person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), Section 1445 and 7701 (i.e. Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate as those terms are defined in the Code and any regulations promulgated thereunder).

(u) That all of the production, revenue, and expense numbers stated on the Seller’s LOS summary sheet (a copy of which was provided to Purchaser by Seller) are true and correct in all material respects and can be supported by appropriate records contained in Seller’s files.

3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Seller that:

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

(b) Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Transaction and to perform all the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of all the terms and conditions hereof to be performed by it and the consummation of the Transaction have been duly authorized and approved by the Board of Directors of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws relating to or affecting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) This Agreement and the execution and delivery hereof by Purchaser does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the Transaction will not: (i) Conflict with, or require the consent of any person under, any of the terms, conditions or provisions of the certificate of incorporation or bylaws of Purchaser; (ii) Violate any provision of, or, except with respect to the Code require any filing, consent, authorization or approval under, any legal requirement applicable to or binding upon Purchaser, (iii) Conflict with, result in a breach of, constitute a default under (without regard to requirements of notice or the lapse of time or both), accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, (i) any mortgage, indenture, loan, credit agreement or other agreement or instrument evidencing indebtedness for borrowed money to which Purchaser is a party or by which Purchaser is bound or to which any of its properties is subject or (ii) any lease, license, contract or other agreement or instrument to which Purchaser is a party or by which it is bound or to which any of its properties is subject; or (iv) Result in the creation or imposition of any lien, charge or other encumbrance upon the assets of Purchaser.

Initials: Seller _________ Purchaser _________	10

(d) There is no action, suit, proceeding or governmental investigation or inquiry pending, or to the knowledge of Purchaser, threatened against Purchaser or its subsidiaries or any of its properties that might delay, prevent or hinder the consummation of the transactions contemplated hereby.

(e) Purchaser is a knowledgeable buyer, owner and operator of oil and gas properties, has the ability to evaluate (and will evaluate before Closing) the Purchased Assets for purchase. Purchaser will have before Closing access to the Purchased Assets, the officers and consultants of Seller, and the books, records, and files of Seller relating to the Purchased Assets. In making the decision to enter into this Agreement and to consummate the Transaction, Purchaser (i) except for the representations and warranties of Seller expressly set forth in Article III of this Agreement, has relied on its own independent due diligence investigation of the Purchased Assets and has been advised by and has relied solely on its own expertise and legal, land, tax, environmental, reservoir engineering, and other professional counsel concerning this transaction, the Purchased Assets and the value thereof, and (ii) shall satisfy itself through its own due diligence as to the environmental and physical condition of and contractual arrangements and other matters affecting the Purchased Assets.

(f) At the Closing, Purchaser will have sufficient cash and other sources of immediately available funds, as are necessary in order to close the Transaction, provided that Purchaser’s representation/warranty in this regard is subject to Seller having satisfied or complied with all of Seller’s representations, warranties and covenants in this Agreement.

(g) At Closing, Purchaser will be in compliance with the bonding requirements of the State of Texas and the State of Louisiana and other governmental entities. To Purchaser’s knowledge, there are no matters or circumstances applicable to Purchaser that would preclude or inhibit unconditional approval by governmental entities of the assignment of the Purchased Assets from Seller to Purchaser, and the assumption by Purchaser to assume operatorship of the Purchased Assets.

(h) Purchaser has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the Transaction for which Seller shall have any responsibility whatsoever.

ARTICLE IV

COVENANTS

4.1 Covenants of Seller. Seller agrees with Purchaser that:

(a) Immediately upon execution of this Agreement and through Closing, Seller shall make available to Purchaser for examination and/or copying at Seller’s offices in Tomball, Texas, or wherever the records are located, the Records as defined in Section 1.1(viii), above, and all other records including but not limited to reserve studies and title and other information relating to the Purchased Assets, insofar as the same are in Seller’s possession, and will cooperate with Purchaser in Purchaser’s efforts to obtain, at Purchaser’s expense, such additional information relating to the Purchased Assets as Purchaser may reasonably desire. Such information shall include:

Initials: Seller _________ Purchaser _________	11

(i) Title opinions and title status reports pertaining to the Purchased Assets;

(ii) Copies of the Leases, prior conveyances of the Purchased Assets, unitization, pooling and operating agreements, division and transfer orders, mortgages, deeds of trust, security agreements, chattel mortgages, financing statements and other encumbrances not discharged and affecting the title to or the value of the Purchased Assets and all other information contained in the land files of Seller and relating to the Purchased Assets;

(iii) Records relating to the payment of rentals, royalties and other payments due under the Leases;

(iv) Records relating to the payment of ad valorem, property, production, severance, excise and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Purchased Assets;

(v) Ownership maps, surveys, logs and seismic information relating to the Purchased Assets;

(vi) Copies of all purchase, sale, processing and transportation agreements relating to the Purchased Assets;

(vii) Copies of all agreements including the Leases, permits, easements, licenses and orders relating to the Purchased Assets;

(viii) Production and operational records relating to the Purchased Assets, including filings made with regulatory agencies;

(ix) Inventories of personal property and fixtures included in the Purchased Assets;

(x) Accounting records, and engineering and technical data, and geological and geophysical data, relating to the Purchased Assets; and

(xi) Reserve studies.

(xii) Those records that are necessary and sufficient for Purchaser to verify that the production, revenue, and expense numbers stated on the Seller’s LOS summary sheet are true and correct in all material respects.

Seller shall permit Purchaser, at Purchaser’s expense, to inspect and photocopy such information and records at any reasonable time but only to the extent, in each case, that Seller may do so without violating any obligation of confidence or contractual commitment to a third party. Seller shall not be obligated to furnish any updating abstracts, updating title opinions or additional updating title information, but shall cooperate with Purchaser in Purchaser’s efforts to obtain, at Purchaser’s expense, such additional title information as Purchaser may reasonably deem prudent.

Initials: Seller _________ Purchaser _________	12

(b) Prior to Closing, Seller has and will continue to cause the Purchased Assets to be produced, operated and maintained in a good and workmanlike manner consistent with prior practices, will not abandon any of the Purchased Assets, will maintain insurance now in force with respect to the Purchased Assets, will pay or cause to be paid all costs and expenses in connection therewith, will keep the Leases in full force and effect and will perform and comply with all the covenants and conditions contained in the Leases and all agreements relating to the Purchased Assets.

(c) Without the prior written consent of Purchaser, and except in the ordinary course of business, Seller shall not enter into any new agreements or commitments with respect to the Purchased Assets, will not modify, terminate or settle any dispute arising out of any of the agreements relating to the Purchased Assets, including, without limitation, the Basic Documents, and will not encumber, sell, transfer, assign, convey, farmout or otherwise dispose of any of the Purchased Assets other than personal property which is replaced by equivalent property or consumed in the operation of the Purchased Assets.

(d) Seller shall immediately make requests of such third parties in compliance with applicable agreements, that any required consents be given or waived and that any preferential rights be waived; provided, however, nothing contained in this Section 4.1(d) shall require Seller to pay money or undertake any additional legal obligation in order to obtain such consents or waiver.

(e) Upon reasonable prior notice to Seller, Seller shall permit Purchaser’s authorized representatives to consult with Seller and its agents and employees during reasonable business hours or such other times as the parties may agree, and to conduct, at Purchaser’s sole risk and expense, on-site inspections, tests and inventories of the Purchased Assets and inspect and examine all well logs and geological and geophysical data relating to such Purchased Assets, subject to Section 5.5(f) of this Agreement (relating to Purchaser’s Access).

(f) Seller will use its best efforts to obtain the satisfaction of the conditions to Closing set forth in Section 6.1 hereof.

(g) Seller shall not solicit from any third party any proposals or offers, or enter into any negotiations relating to the disposition of any of the Purchased Assets, the acquisition of its common stock, or its merger or consolidation; however, Purchaser acknowledges Seller has already engaged in discussions with and provided information to TenOaks Energy Advisors, LLC (“TenOaks”), a brokerage firm experienced in the sale of oil and gas assets, regarding the potential sale of the Purchased Assets, and nothing in this Agreement will prohibit Seller from permitting TenOaks to assess, organize, and assemble data provided by Seller, but Seller shall cause TenOaks to refrain from listing, advertising, marketing, or otherwise, trying to sell the Purchased Assets unless and until this Agreement is terminated.

Initials: Seller _________ Purchaser _________	13

(h) If in the judgment of Seller applicable law requires the members of Seller to approve the Transaction (“Member Approval”), then promptly after execution of this Agreement Seller shall prepare, obtain approval of and disseminate to such members the necessary proxy materials relating to Member Approval, and shall, as soon as possible thereafter, and subject to applicable law, conduct a member meeting for the purpose of obtaining Member Approval.

(i) Seller shall make all reasonable efforts to obtain any necessary consents to Petrodome Operating, LLC, becoming the operator of the Purchased Assets.

4.2 Covenants of Purchaser. Purchaser covenants and agrees with Seller as follows:

(a) Purchaser will use its best efforts to satisfy the conditions to Closing set forth in Section 6.2 hereof.

(b) In the event that this Agreement is terminated or, if not terminated, until the Closing, the confidentiality of any data or information received by Purchaser regarding the business and assets of Seller shall be maintained by Purchaser and its representatives in strict confidence in accordance with Section 2.2 of the Letter of Intent.

(c) As of the Effective Time, Purchaser assumes the rights, obligations, and liabilities under the Contracts as described in Section 9.1 below.

ARTICLE V

TITLE MATTERS,

ENVIRONMENTAL MATTERS AND DEFECTIVE INTERESTS

5.1 Defensible Title.

(a) As used herein, the term “Defensible Title” shall mean, as to the Purchased Assets and each of them, such title which (i) is free and clear (except for Permitted Encumbrances) of mortgages, liens, security interests, pledges, charges, encumbrances, claims, limitations, irregularities, burdens or defects, and (A) is otherwise only subject to contractually binding arrangements which are conventional and which are customarily experienced in the oil and gas industry and (B) is not subject to any matters which will result in a breach of any warranty or representation made by Seller hereunder; (ii) entitles Seller to receive not less than the “Net Revenue Interests” set forth in Exhibit “B” hereto of all oil, gas and associated liquid and gaseous hydrocarbons produced, saved and marketed from the Purchased Assets, after deducting all royalty, overriding royalty and other leasehold burdens (and such interest will not change in the future except as disclosed on Exhibit “A” and Exhibit “B”, and where such a change is disclosed, the same will occur upon payout from and after the Effective Time of the amounts shown in connection therewith); and (iii) obligates Seller to bear costs and expenses relating to the maintenance, development and operation of the Purchased Assets in an amount not greater than the “Working Interests” set forth in Exhibit “B” hereto (and such interest will not change in the future except as disclosed on Exhibits “A”, “B”, or “C”, and where such a change is disclosed, the same will occur upon payout from and after the Effective Time of the amounts shown in connection therewith), unless there is a corresponding and proportionately equal increase in the Net Revenue Interest.

Initials: Seller _________ Purchaser _________	14

(b) The term “Permitted Encumbrances” as used herein shall mean:

(i) Lessors’ royalties, overriding royalties and other burdens, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the Net Revenue Interests of any of the Purchased Assets to less than the Net Revenue Interests set forth in Exhibit “B”;

(ii) Preferential rights to purchase and required third party consents to assignments and similar agreements with respect to which prior to Closing (1) waivers or consent are obtained from the appropriate parties, (2) the appropriate time period for asserting such rights has expired without an exercise of such rights, and (3) with respect to consent, such consent is not necessary to the validity of an assignment to Purchaser and need not be obtained prior to an assignment;

(iii) Liens for taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(iv) All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if the same are customarily obtained subsequent to such sale or conveyance;

(v) The terms and conditions of the Leases;

(vi) Rights of reassignment in the event of intended release or surrender of any of the Purchased Assets;

(vii) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Purchased Assets;

(viii) Rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any of the Purchased Assets in any manner, and all applicable laws, rules and orders of any governmental authority;

(ix) Such Title Defects (defined below) or other defects as Purchaser has waived;

(x) Liens released at Closing; and

(xi) Certain Working Interests and Net Revenue Interests that are owned beneficially (unrecorded) or legally (recorded) by third parties who are not a Seller in this Agreement (the “Third Party Interests”), but only to the extent (a) said interests were in existence before August 31, 2018, (b) the Working Interest and Net Revenue Interest of such third parties is set forth on the Seller’s pay-decks, which are called “DOIs” (division of interest), and (c) if the ownership interest of any such third party is not included in the assignment at Closing, the Purchase Price is adjusted downward to account for the Net Revenue Interest excluded from the sale.

Initials: Seller _________ Purchaser _________	15

(c) The term “Title Defect” as used herein shall mean any encumbrances, encroachment, irregularity, defect in or objection to Seller’s title to the Purchased Assets (expressly excluding Permitted Encumbrances), that alone or in combination with other defects renders Seller’s title to the Purchased Assets less than Defensible Title.

5.2 Defective Interests.

(a) “Defective Interest” shall mean

(A) That portion of the Purchased Assets affected by a Title Defect.

(B) That portion of the Purchased Assets materially and adversely affected by Seller’s noncompliance with the laws, rules, regulations, ordinances or orders of any governmental agency or authority having jurisdiction over any portion of the Purchased Assets.

(C) That portion of the Purchased Assets with respect to which any preferential right to purchase is exercised unless Purchaser elects to receive the consideration received from the exercise of such preferential right to purchase.

(D) That portion of the Purchased Assets affected by any suit, action or other proceeding before any court or government agency (other than those described on Exhibit “I” hereto) that would result in substantial loss or impairment of Seller’s title to any material portion of the Purchased Assets, or a material portion of the value thereof.

(E) That portion of the Purchased Assets with respect to which Seller has the obligation under a take-or-pay contract to deliver gas without receiving full payment at the time of delivery, or with respect to which Seller has produced more than its share of gas thereby creating an imbalance unless Purchaser and Seller can agree to an appropriate adjustment to the Purchase Price.

(F) That portion of the Purchased Assets destroyed by fire or other casualty, or with respect to which there is a taking or threatened taking in condemnation or under the right of eminent domain.

provided, however, that “Defective Interest” shall not mean any of the foregoing that may constitute Environmental Conditions or Environmental Defects or otherwise relate to environmental matters, all of which are solely and exclusively addressed in Section 5.4 of this Agreement.

Initials: Seller _________ Purchaser _________	16

(b) Notice. Purchaser shall give Seller notice of Defective Interests (“Defective Interest Notice”) not later than seven (7) days prior to the Closing Date as set forth in Section 7.1 below, or such other date for Closing as may be established by mutual agreement of the Parties. A Defective Interest Notice shall be in writing and shall include (i) a description of the Defective Interest (ii) the reason Purchaser believes such Purchased Assets to be a Defective Interest, and (iii) the Allocated Value of the Defective Interest. Purchaser shall be deemed to have waived all Defective Interests of which Seller has not been given such notice.

(c) Seller Response. Upon receipt of a Defective Interest Notice, the Seller shall give written counter-notice (“Defect Counter-Notice”) to Purchaser within three (3) days that it (i) intends to correct the asserted Defective Interest, or (ii) does not intend to correct the Defective Interest, or (iii) disagrees that the asserted Defective Interest exists. If Seller gives a Defect Counter-Notice of intent to correct such asserted Defective Interest, it shall have a period of seven (7) days from receipt of the Defect Interest Notice (the “Cure Period”) to correct such asserted Defective Interest at its own expense, and the Closing Date shall be extended until the third (3rd) day after the earliest to occur of the following: (A) the Defective Interest is corrected, (B) the Seller notifies Purchaser it cannot correct the Defective Interest, or (C) the expiration of the Cure Period. If Seller gives a Defect Counter-Notice that it disagrees there is a Defective Interest, then the existence or non-existence of a Defective Interest (and if it exists, the amount by which the Purchase Price will be reduced because of the Defective Interest), will be determined by arbitration pursuant to Article XII herein. The failure of Seller to deliver a Defect Counter-Notice shall be deemed to be an admission of the existence of such Defective Interest and a waiver of its right to correct such Defective Interest (and an agreement that the amount by which the Allocated Value of the Defective Interest to which the Defective Interest relates is the amount stated in Purchaser’s Defect Interest Notice pursuant to clause (iii) of Section 5.2(b)).

(d) Defective Interests Remedies. Defective Interests shall be excluded from the Purchased Assets to be purchased by Purchaser hereunder, and the Purchase Price shall be reduced in accordance with Section 2.2 hereof by an amount equal to the Allocated Value thereof unless (i) prior to expiration of the Cure Period, the basis for treating such Purchased Assets as Defective Interests has been removed, (ii) Purchaser agree to waive the relevant Defective Interest and purchase the Defective Interest notwithstanding the defect, (iii) Purchaser and Seller agree (or have been deemed to have agreed) to an amount by which the Allocated Value of the Defective Interests has been reduced and the Purchase Price is reduced by such amount in accordance with Section 2.2 hereof, or (iv) the existence, and if it exists, the amount by which the Purchase Price will be reduced because of the Defective Interest is being determined by arbitration pursuant to Article XII hereof, in which case the Defective Interest will be conveyed, but the Purchase Price shall be reduced initially by the Allocated Value for the Property (or such other amount as the parties agree to) with such initial reduction to be adjusted at conclusion of the arbitration to the reduction determined thereby (or if such arbitration determines no Defective Interest exists, the initial reduction shall be restored). If the parties disagree as to whether the basis of an asserted Defective Interest has been eliminated, the matter shall be submitted to the arbitrator pursuant to Article XII hereof.

Initials: Seller _________ Purchaser _________	17

(e) Defective Interests Allocated Values. In determining which portions of the Purchased Assets are Defective Interests, it is the intent of the parties to include, when possible, only that portion of the Purchased Assets affected by the defect. If the Allocated Value of Defective Interests cannot be determined directly from Exhibit “F” because the Defective Interests constitute a property included within, but not totally comprising, the Purchased Assets to which the Allocated Value relates, Purchaser and Seller shall attempt, where feasible, to proportionately reduce the Allocated Value, but failing such agreement, that part of the Purchased Assets to which an Allocated Value has been assigned on Exhibit “F” of which such Defective Interest forms a part shall be excluded from the Purchased Assets to be purchased by Purchaser hereunder and the Purchase Price shall be reduced in accordance with Section 2.2 hereof by an amount equal to the Allocated Value thereof.

5.3 Identification of Upward Adjustment. If prior to Closing, Seller notifies Purchaser that there is any inaccuracy in Exhibit “B” whereby Seller owns more than represented thereon, Purchaser and Seller shall endeavor to agree upon an amount by which the Purchase Price shall be increased to reflect such increased value in accordance with Section 2.2 (the “Upward Adjustment”). If Purchaser and Seller fail to agree to the Upward Adjustment, Seller may elect to have that portion of the Purchased Assets subject to such increase in value excluded from the Purchased Assets to be purchased by Purchaser.

5.4 Environmental Matters.

(a) Definitions. As used herein the following terms shall have the meanings indicated:

(i) “Environmental Condition” shall mean (a) a condition existing as of the Defect Claim Date with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes any Purchased Asset to not be in compliance with any Environmental Laws or (b) the extent to which the operation of any Purchased Asset has resulted in environmental pollution, contamination, degradation, or damage to property such that remedial or corrective action is presently required under Environmental Laws.

(ii) “Environmental Defect” means an Environmental Condition with respect to a Purchased Asset.

(iii) “Environmental Laws” means any and all laws, rules, regulations and orders of any kind relating to the prevention of pollution, the preservation and restoration of environmental quality, the protection of human health, wildlife or environmentally sensitive areas, the remediation of contamination, the generation, handling, treatment, storage, transportation, disposal or release into the environment of Hazardous Materials, or the regulation of or exposure to Hazardous Materials. Environmental Laws include all applicable judicial and administrative orders, consent decrees or directives issued by a Governmental Authority pursuant to the foregoing.

Initials: Seller _________ Purchaser _________	18

(iv) “Environmental Liabilities” means any and all liabilities, responsibilities, claims, suits, losses, costs (including remediation, removal, response, abatement, clean-up, investigative, and/or monitoring costs and any other related costs and expenses), damages, natural resource damages, settlements, consulting fees, expenses, assessments, liens, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, and attorney fees incurred or imposed (a) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar ruling or act (including settlements) by any Governmental Authority to the extent arising out of any violation of, or remedial obligation under, any Environmental Law that is attributable to (or for which any liability or responsibility is incurred or imposed as a result of) the ownership or operation of the Purchased Assets prior to, at or after the Effective Time, or (b) pursuant to any claim or cause of action by a Governmental Authority or other person or entity for personal injury, death, property damage, damage to natural resources, remediation or response costs, or similar costs or expenses to the extent arising out of a release of Hazardous Materials or any violation of, or any remediation obligation under, any Environmental Laws that is attributable to (or for which any liability or responsibility is incurred or imposed as a result of) the ownership or operation of the Purchased Assets prior to, at or after the Effective Time, or (c) as a result of Environmental Conditions.

(v) “Governmental Authority” means any federal, tribal, state, local, municipal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal, including any tribal authority having jurisdiction.

(vi) “Hazardous Materials” shall mean any substance or material that is designated, classified, characterized or regulated as a “hazardous substance”, “hazardous waste”, “hazardous material”, “toxic substance”, “pollutant” or “contaminant” under Environmental Laws, including but not limited to oil and gas production wastes and naturally occurring radioactive material (“NORM”).

(vii) “Individual Environmental Defect Threshold” means $150,000 (x) per Well, well site, and dedicated tank battery, (y) per Centralized Tank Battery, and site relating to same, where “Centralized Tank Battery” means a tank battery that stores produced fluids from more than one Well, or (z) per salt water disposal or injection facility, and site relating to same.

(viii) “Remediation” or “Remediate” means, with respect to an Environmental Condition, the implementation and completion of any remedial, removal, response, construction, closure, disposal or other corrective actions required or allowed under Environmental Laws to correct or remove such Environmental Condition.

(ix) “Remediation Amount” means, with respect to an Environmental Defect, the lowest cost (net to the Purchased Asset) of the Remediation of such Environmental Defect required or allowed under Environmental Laws that resolves such Environmental Defect and allows for continued ownership and operation of the Purchased Asset as owned and operated as of the Effective Time at the lowest cost (considered as a whole, taking into consideration any material negative impact such response may have on the operations of the relevant Purchased Assets and any potential material additional costs that may likely arise as a result of such response) as compared to any other response that is required or allowed under Environmental Laws. The Remediation Amount may include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of Remediation, if such responses are allowed under Environmental Laws. The Remediation Amount shall not include remedial or corrective action that (i) would not have been required under Environmental Laws as they exist on the Closing Date or (ii) is designed to achieve standards that are more stringent than those required for similar facilities or that fails to reasonably take advantage of applicable risk reduction or risk assessment principles allowed under applicable Environmental Laws. Further, for purposes of any downward adjustment to the Purchase Price pursuant to Section 5.4(c) of this Agreement, in no event shall the Remediation Amount exceed the Allocated Value of the Environmental Defect Property or portion thereof alleged to be affected by the Environmental Defect.

Initials: Seller _________ Purchaser _________	19

(b) Environmental Defects Notice. Purchaser shall make reasonable efforts to notify Seller in writing of any alleged Environmental Defects identified during Purchaser’s review and due diligence of the Purchased Assets that Purchaser may be unwilling to waive as soon as such Environmental Defects are identified. Not later than seven (7) days prior to the Closing Date as set forth in Section 7.1 below, or such other date for Closing as may be established by mutual agreement of the Parties (the “Environmental Claim Date”), Purchaser has the right, but not the obligation, to deliver notices to Seller pursuant to this Section 5.4(b) setting forth any matters that Purchaser asserts as Environmental Defects (each, an “Environmental Defect Notice”). Each Environmental Defect Notice shall be in writing and shall include: (i) a description of the Environmental Condition constituting the alleged Environmental Defect, including, to the extent provided to Purchaser by Purchaser’s consultant(s), the applicable Environmental Law(s) alleged to be violated or otherwise at issue, (ii) each Purchased Asset (or portion thereof) affected by the alleged Environmental Defect (the “Environmental Defect Property”), (iii) the Allocated Value of each Environmental Defect Property, (iv) supporting documents or information reasonably necessary for Seller to verify the existence of the alleged Environmental Defect, and (v) a reasonable estimate of the Remediation Amount that Purchaser asserts is attributable to such alleged Environmental Defect. Seller shall have the right, but not the obligation, to Remediate any claimed Environmental Defect on or before Closing.

(c) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of an Environmental Defect and the Remediation Amount asserted with respect thereto, in the event that any Environmental Defect timely and properly asserted by Purchaser in accordance with Section 5.4(b) has an associated Remediation Amount that exceeds the Individual Environmental Defect Threshold, and such Environmental Defect is not waived in writing by Purchaser or Remediated on or before Closing, Seller shall, at its sole option, elect to: (i) reduce the Purchase Price by the Remediation Amount for such Environmental Defect; (ii) exclude the Well, well site, and dedicated tank battery, Centralized Tank Battery and associated wells (and site relating to same), or salt water disposal or injection facility (and site relating to same) affected by the Environmental Defect and all of the associated Purchased Assets required for or the result of operation of the foregoing, including the associated Leases and Equipment, in which case the Purchased Assets affected by the alleged Environmental Defect shall be Excluded Assets and the Purchase Price shall be reduced by an amount equal to the Allocated Value of the Purchased Assets affected by the Environmental Defect; or (iii) proceed to Closing without any adjustment of the Purchase Price for the Environmental Defect and resolve any remaining Environmental Disputed Matter post-Closing in accordance with Section 5.4(d) of this Agreement. Seller shall advise Purchaser in writing of its election above no later than twenty-four (24) hours before the Closing. If Seller fails to timely notify Purchaser of its election above, then Seller shall be deemed to have accepted the Remediation Amount proposed by Purchaser and Seller shall be deemed to have elected the option set forth in clause (i) above. If Seller elects the option set forth in clause (i) above, Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the Remediation of the applicable Environmental Defect (net to the Purchased Assets) and all Liabilities (net to the Purchased Assets), including Environmental Liabilities, with respect thereto, and Purchaser’s obligations with respect to the foregoing shall be deemed to constitute part of the Assumed Obligations. Notwithstanding anything contained hereinabove, in the event that the Parties agree that the Remediation Amount exceeds seventy-five percent (75%) of the Allocated Value of the Purchased Asset(s) affected by the Environmental Defect, Purchaser shall have the option to exclude said Purchased Asset from this Agreement in which case the Purchased Asset(s) affected by the Environmental Defect, including the associated Leases and Equipment, shall be Excluded Assets and the Purchase Price shall be reduced by an amount equal to the Allocated Value of the Purchased Asset(s) affected by the Environmental Defect. No later than forty-eight (48) hours before the Closing, Purchaser shall advise Seller in writing of its election to exclude any Purchased Asset for the reason that the Remediation Amount associated with the Environmental Defect alleged to be affecting such Purchased Asset exceeds seventy-five percent (75%) of the Allocated Value of such Purchased Asset. If Seller disputes that the value of the Remediation Amount exceeds seventy-five percent (75%) of the Allocated Value of such Purchased Asset alleged to be affected by the Environmental Defect, Seller shall advise Purchaser in writing no later than twenty-four (24) hours before the Closing of Seller’s election of either clause (ii) or (iii) above as the remedy for such Environmental Defect.

Initials: Seller _________ Purchaser _________	20

(d) Environmental Dispute Resolution. The Parties agree to resolve disputes concerning the existence and scope of an Environmental Defect and/or Remediation Amount (the “Environmental Disputed Matters”) pursuant to this Section 5.4(d). The Parties agree to attempt to initially resolve all disputes through good faith negotiations. If the Parties cannot resolve disputes regarding Environmental Disputed Matters on or before Closing and Seller elects the remedy in Section 5.4(c)(iii), the Closing shall proceed and the Allocated Value of all or that portion of the Purchased Asset alleged to be affected by the Environmental Defect (“Environmental Disputed Amount”) shall be placed in escrow pursuant to Section 7.2. If arbitration to resolve Environmental Disputed Matters pursuant to Article XII is not initiated by Purchaser within fifteen (15) business days after Closing, no downward adjustment shall be made for the Environmental Disputed Amounts in the Final Settlement Statement and Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the Remediation of the applicable Environmental Defect (net to the Purchased Assets) and all Liabilities (net to the Purchased Assets), including Environmental Liabilities, with respect thereto, and Purchaser’s obligations with respect to the foregoing shall be deemed to constitute part of the Assumed Obligations. Within five (5) business days after the Arbitrator’s decision as to the existence and scope of an Environmental Defect and/or Remediation Amount, Seller shall elect, at its sole option, the remedy in either subparagraph (i) or (ii) of Section 5.4(d) of this Agreement and notify Purchaser in writing of such election. Any post-Closing resolution of the Environmental Disputed Matters shall be reflected in the Final Settlement Statement.

(f) NORM, Wastes and Other Substances. Purchaser acknowledges that the Purchased Assets have been used for exploration, development and production of oil and gas and that there may be petroleum, produced water, wastes or other substances or materials located in, on or under or associated with the Purchased Assets. Equipment and sites included in the Purchased Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Purchased Assets or included in the Purchased Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material or other wastes or Hazardous Substances may have come in contact with various environmental media, including without limitation, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Purchased Assets.

(e) Access. From and after August 31, 2018 and up to and including the Closing, but subject to obtaining any required consents of third parties (with respect to which consents Seller shall use its commercially reasonable efforts to obtain), Seller shall afford to Purchaser reasonable access, during normal business hours, to the Purchased Assets and all Records in Seller’s possession. Seller shall also make available to Purchaser, upon reasonable notice during normal business hours, Seller’s personnel knowledgeable with respect to the Purchased Assets in order that Purchaser may make such diligence investigation as Purchaser considers necessary or appropriate. However, Purchaser shall not conduct any invasive sampling or testing (“Phase II Activities”) activities without the prior written consent of Seller as to the date and time, location, and scope of the Phase II Activities. All investigations and due diligence conducted by Purchaser shall be conducted at Purchaser’s sole cost, risk and expense; and any conclusions made from any examination done by Purchaser shall result from Purchaser’s own independent review and judgment. Purchaser shall coordinate its access rights and physical inspections of the Purchased Assets with Seller and any third party that serves as an operator to reasonably minimize any inconvenience to or interruption of the conduct of business by Seller or any third party operator. Purchaser shall give Seller reasonable prior written notice before entering onto any of the Purchased Assets and Seller shall have the right to have its representatives present at any time any Purchaser is present on the Purchased Assets. Purchaser shall abide by Seller’s and any third party operator’s health and safety rules, regulations and operating policies while conducting its due diligence evaluation of the Purchased Assets including any environmental or other inspection or assessment of the Purchased Assets.

Initials: Seller _________ Purchaser _________	21

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of Purchaser. The obligations of Purchaser to proceed with the Closing contemplated hereby are subject to the satisfaction on or prior to the Closing of all of the following conditions, anyone or more of which may be waived, in whole or in part, in writing by Purchaser:

(a) The representations and warranties made herein by Seller shall be correct at and as of the Closing as though such representations and warranties were made at and as of the Closing, and the factual matters contained in any representation and warranty made by Seller “to Seller’s knowledge,” or similar language, shall be true and correct at and as of Closing without regard to Seller’s knowledge of same, and Seller shall have complied with all the covenants hereof required by this Agreement to be performed by them at or prior to the Closing.

(b) Purchaser shall have received certificates, dated the date of actual Closing, of an executive officer of Seller certifying as to Seller the representations and warranties made herein by Seller shall be correct at and as of Closing as though such representations and warranties were made at and as of the Closing.

(c) The Closing hereunder shall not violate any order or decree of any court, agency, commission, tribunal or other governmental authority having competent jurisdiction over the Transaction contemplated by this Agreement.

(d) All necessary consents, permissions, novations and approvals by third parties (including that of Seller’s lending institutions) in connection with the sale and transfer of the Purchased Assets shall have been received prior to Closing, except those governmental consents customarily generated and received in the ordinary course of business at a post-closing date.

(e) If required, Seller shall have obtained Member Approval.

(f) The existence of Defective Interests and Environmental Defects for which each of the associated Remediation Amounts exceeds the Individual Environmental Defect Threshold which have not been corrected or Remediated, as appropriate, will not reduce the Purchase Price by more than 10%.

(g) NSAI shall have issued the Final NSAI Reserve Report in form and substance as required by Section 2.1.

(h) The Seller shall have agreed to provide such information as reasonably requested by the Purchaser’s auditor with respect to the production, revenues and expenses associated with the Purchased Assets for the 2-year period prior to the Closing Date, so as to assist the Purchaser with satisfying its reporting obligations with the Securities and Exchange Commission.

(i) That all of the production, revenue, and expense numbers stated on the Seller’s LOS summary sheet are true and correct in all material respects and can be supported by appropriate records contained in Seller’s files.

Initials: Seller _________ Purchaser _________	22

6.2 Conditions to the Obligations of Seller. The obligations of Seller to proceed with the Closing contemplated hereby are subject to the satisfaction on or prior to the Closing of all of the following conditions, any one or more of which may be waived, in whole or in part, in writing by Seller:

(a) The representations and warranties made herein by Purchaser shall be correct at and as of the Closing as though such representations and warranties were made at and as of the Closing, and Purchaser shall have complied with all the covenants hereof required by this Agreement to be performed by them at or prior to the Closing.

(b) Seller shall have received a certificate dated the date of actual Closing of an executive officer of Purchaser certifying as to the matters specified in Section 6.2(a) hereof.

(c) The Closing hereunder shall not violate any order or decree of any court, agency, commission, tribunal or other governmental authority having competent jurisdiction over the transactions contemplated by this Agreement.

(d) If required, Seller shall have obtained Member Approval.

(e) The existence of Defective Interests and Environmental Defects for which each of the associated Remediation Amounts exceeds the Individual Environmental Defect Threshold which have not been corrected or Remediated, as appropriate, will not reduce the Purchase Price by more than 10%.

(f) Purchaser or Purchaser’s designated operator shall be in compliance with the bonding requirements of the State of Texas and the State of Louisiana and other governmental entities, and Purchaser or Purchaser’s designated operator is immediately able assume operatorship of the Purchased Assets.

ARTICLE VII

CLOSING

7.1 Closing. October 31, 2018, is the “Closing Date” as that phrase is used in this Agreement. It is understood that the Transaction may close before or after the Closing Date as provided in this Agreement. The consummation of the Transaction (herein called the “Closing”) shall be held at the offices of Thompson & Knight LLP, located at 811 Main St Suite 2500, Houston, Texas 77002.

Initials: Seller _________ Purchaser _________	23

7.2 Pre-Closing Obligations. No later than two days prior to Closing, Seller shall make all reasonable efforts to deliver to Purchaser a draft for discussion purposes of a proposed Preliminary Settlement Statement. At the Closing, Seller and Purchaser shall execute and deliver a settlement statement (herein called the “Preliminary Settlement Statement”) that shall set forth the Closing Amount (as hereinafter defined) and each adjustment and the calculation of such adjustments used to determine such amount The term “Closing Amount” shall mean the Purchase Price adjusted as provided in Section 2.2, using for such adjustments the best information (including estimated data) then available. If the parties are unable to agree to a Closing Amount, the difference between the Closing Amount proposed by Seller and the Closing Amount proposed by Purchaser will be placed in the escrow account described below. If as of the Closing, an arbitration proceeding pursuant to Article XII hereof is pending, the Allocated Value of the asserted Defective Interests or Environmental Disputed Amounts, or such lesser amount as may be agreed by the parties shall also be placed in the escrow account described below. The Closing Amount shall be deemed to be the lesser of the Closing Amount proposed by Purchaser and the Closing Amount proposed by Seller. The escrowed funds shall be placed with the Escrow Agent and shall be held by such Escrow Agent in certificates of deposits or other accounts as may be directed by Purchaser and Seller. If the Final Purchase Price (defined below), including adjustments to Purchase Price for asserted Defective Interests or Environmental Disputed Amounts subject to arbitration hereunder, is greater than the Closing Amount, escrowed funds in the amount of such difference, together with accrued interest attributable thereto, shall be paid to Seller with the remainder of said escrowed funds, if any, together with interest attributable thereto to be paid to Purchaser; and if the escrowed funds are insufficient to pay Seller all funds due to it, Purchaser shall pay Seller the additional amounts owed. If the Closing Amount is greater than the Final Purchase Price, including adjustments to Purchase Price for asserted Defective Interests or Environmental Disputed Amounts subject to arbitration hereunder, escrowed funds in the amount of the difference thereof, together with accrued interest attributable thereto, shall be paid to Purchaser with the remainder of said escrowed funds, if any, together with interest attributable thereto to be paid to Seller; and if the escrowed funds are insufficient to pay Purchaser all funds due to them, Seller shall pay Purchaser the additional amounts owed. Interest earned on escrowed funds shall not be an offset to amounts owed. Notwithstanding the foregoing, the parties agree that if at the time the Final Purchase Price is determined, one or more asserted Defective Interests or Environmental Disputed Amounts subject to arbitration have not been resolved, escrowed funds related to such unresolved asserted Defective Interests or Environmental Disputed Amounts shall be retained in the escrow account and distributed in accordance with the decision of the arbitrator when the same is rendered, or pursuant to Section 5.4(d) when Seller elects the final environmental remedy, as appropriate.

7.3 Closing Obligations. At the Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller shall assign, transfer and convey the Purchased Assets to Purchaser by executing and delivering to Purchaser fifteen (15) counterpart originals (one for each County and Parish) of the Assignment, Bill of Sale and Conveyance of Oil and Gas Leases, the form for which is attached hereto as Exhibit “J”. Seller shall also execute such additional instruments that are reasonably necessary or desirable to assist Purchaser in securing title and possession of the Purchased Assets.

(b) Purchaser shall pay the Closing Amount to Seller by wire transfer in immediately available funds.

(c) Seller shall deliver to Purchaser exclusive possession of the Purchased Assets.

(d) At Closing each Seller shall deliver to Purchaser, and Purchaser shall deliver to each Seller the opinions and certificates referred to in Article VII hereof, together with a certificate of its Secretary or assistant Secretary certifying that attached to such certificate are true and correct copies of its (i) Articles or Certificate of Incorporation, (ii) Bylaws (iii) (as to Seller’s certificate only if Member Approval was obtained), shareholders resolutions authorizing the transactions contemplated by this Agreement, and (iv) resolutions of the Board of Directors authorizing the transactions contemplated by this Agreement Such Secretary’s certificate shall also reflect any changes to the Articles or Certificate of Incorporation, Bylaws and resolutions that may have been made between the date of this Agreement and the actual date of Closing and shall contain a certificate of incumbency of all officers executing documents related to this Agreement on behalf of it.

Initials: Seller _________ Purchaser _________	24

(e) Seller (operated by Five-J.A.B., Inc.), shall resign as operator of any of the Purchased Assets which it operates and transfer operations to Petrodome Operating, LLC, as of the Closing. Seller and Purchaser shall execute (i) such appropriate forms to provide for the change of operator, if applicable, (ii) transfer orders or letters in lieu thereof directing all purchasers of production to make payment to Purchaser of proceeds attributable to production from the Purchased Assets assigned to Purchaser, and (iii) make all reasonable efforts to obtain any necessary consents to Petrodome Operating, LLC, becoming the operator of all the Leases and Wells.

(f) Seller shall provide a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by such Seller.

(g) Seller shall deliver to Purchaser all sums held in suspense by Seller for any reason together with a report in sufficient detail to allow Purchaser to determine the reasons such amounts are held in suspense, and the Purchased Assets with respect to which such amounts are held in suspense.

(h) Seller shall deliver any release of deeds of trust and mortgage liens to Purchaser.

ARTICLE VIII

OBLIGATIONS AFTER CLOSING

8.1 Post-Closing Adjustments.

(a) As soon as practicable after the Closing, but no later than December 1, 2018, Seller and Purchaser each shall prepare and deliver to each other, in accordance with this Agreement and generally accepted accounting principles, a statement (herein respectively called “Purchaser’s Final Settlement Statement” and “Seller’s Final Settlement Statement” and collectively the “Final Settlement Statements”) each setting forth each adjustment to the Purchase Price that was not finally determined as of the Closing and showing the calculation of such adjustments. As soon as practicable after receipt of such Final Settlement Statements, and no later than December 31, 2018, each party shall deliver to the other party a written report containing any changes that each such party proposes be made to the other party’s Final Settlement Statement. The parties shall undertake to agree with respect to the amounts due pursuant to such Post-Closing adjustment not later than January 15, 2019. The final agreed price paid by Purchaser to Seller for the Purchased Assets after all adjustments is hereinafter referred to as the “Final Purchase Price.” The date upon which such agreement is reached or upon which the Final Purchase Price is established, shall be herein called the “Final Settlement Date”.

(b) If the Purchaser and Seller are unable to agree upon a Final Purchase Price by January 15, 2019, Seller shall select an independent accounting firm from a list of three (3) such firms provided by Purchaser, which firm shall audit the Purchaser’s Final Settlement Statement and the Seller’s Final Settlement Statement and determine the Final Purchase Price. The decision of such independent accounting firm shall be binding on Purchaser and Seller, and the fees and expenses of such independent accounting firm shall be borne one-half by each of Purchaser and Seller. Notwithstanding the foregoing provisions of this Section 8.1(b), any questions with respect to an asserted Defective Interest or the value thereof or an Environmental Disputed Amount or the value thereof shall be resolved pursuant to Section 5.4 hereof.

Initials: Seller _________ Purchaser _________	25

8.2 Further Assurances. After Closing, Seller and Purchaser shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action including payment of monies as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto or required by law.

8.3 Receipts and Credits. Following the Closing, all monies, proceeds, receipts, credits and income attributable to the Assets for all periods of time as of and after the Effective Time shall be the sole property of Purchaser and, to the extent received by Seller, Seller shall fully disclose, account for and transmit the same promptly to Purchaser. Following Closing, all monies, proceeds, receipts credits and income attributable to the Assets, except as otherwise provided in this Agreement, for all periods of time prior to the Effective Time shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and transmit the same promptly to Seller.

8.4 Records. Within ten (10) days after Closing, Seller shall deliver the Records to Purchaser.

8.5 Operatorship. If requested by Purchaser, Seller shall use its best efforts to assist Purchaser in the election of Purchaser as operator of any of the Purchased Assets formerly operated by Seller.

8.6 Recording and Approvals. As soon as practicable after Closing, Purchaser, at its sole cost, shall (i) record the Assignments in the appropriate counties and parishes and provide Seller with copies of the recorded Assignments, and (ii) for the assignments requiring post-closing approval by a governmental agency, file such assignments with the appropriate governmental agency for approval.

ARTICLE IX

OBLIGATIONS AND INDEMNIFICATION

9.1 Purchaser’s Assumed Obligations. From and after Closing, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge all duties, obligations and liabilities, known or unknown, of the owner and, where applicable, the operator with respect to the Purchased Assets, to the extent arising from, attributable to or otherwise related to any of the following (the “Assumed Obligations”):

(a) Plugging and abandonment of Wells; decommissioning and removing of Equipment, and related surface and subsurface remediation and restoration;

(b) The ownership or operation of the Assets with respect to periods on or after the Effective Time;

Initials: Seller _________ Purchaser _________	26

(c) The Leases and Contracts with respect to periods on or after the Effective Time;

(d) Royalties, overriding royalties and other burdens on production attributable to the sale of Hydrocarbons on or after the Effective Time;

(e) Taxes for which Purchaser has agreed to be responsible under this Agreement;

(f) Imbalances, whether arising on, before or after the Effective Time, including the obligation to furnish make-up gas according to the terms of the applicable Contracts as to which there have been adjustments to the Purchase Price under the terms hereof;

(g) Environmental Liabilities, Remediation Costs, and the storage, handling, transportation and disposal of all Hazardous Materials from the Purchased Assets (including produced water, drilling fluids, NORM, and other wastes), whether attributable to events or periods of time prior to, on or after the Effective Time; and

(h) Compliance with all laws, including Environmental Laws with respect to periods on or after the Effective Time.

9.2 Seller’s Retained Obligations. Seller remains responsible to fulfill, perform, pay and discharge all obligations and liabilities to the extent arising from, attributable to or otherwise related to any of the following (the “Retained Obligations”):

(a) The Excluded Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time;

(b) The ownership or operation of the Assets with respect to periods before the Effective Time, except to the extent it is an Assumed Obligation;

(c) The Leases and Contracts with respect to periods prior to the Effective Time, except to the extent it is an Assumed Obligation;

(d) Royalties, overriding royalties and other burdens on production attributable to the sale of Hydrocarbons prior to the Effective Time; and

(e) The litigation described on Exhibit “I” hereto.

Initials: Seller _________ Purchaser _________	27

9.3 Purchaser’s Indemnity. PURCHASER AGREES TO INDEMNIFY, RELEASE, DEFEND AND HOLD HARMLESS SELLER, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, REPRESENTATIVES, AFFILIATES, SUBSIDIARIES, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “SELLER INDEMNITEES”) REGARDLESS OF FAULT FROM AND AGAINST ANY AND ALL CLAIMS (AS DEFINED BELOW IN SECTION 9.5) CAUSED BY, ARISING FROM, ATTRIBUTABLE TO, OR ALLEGED TO BE CAUSED BY, ARISING FROM OR ATTRIBUTABLE TO (1) THE ASSUMED OBLIGATIONS, (2) THE OWNERSHIP AND OPERATION OF THE ASSETS ON AND AFTER THE EFFECTIVE TIME, (3) THE BREACH BY PURCHASER OF ANY OF ITS REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS MADE HEREIN, OR (4) PURCHASER’S ACCESS TO THE PURCHASED ASSETS OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR PURCHASER’S REPRESENTATIVE(S) WITH RESPECT TO THE PURCHASED ASSETS. THE TERM “CLAIMS” AS USED IN THIS AGREEMENT SHALL MEAN ALL CLAIMS, LIABILITIES, LOSSES, DAMAGES, COSTS AND EXPENSES (INCLUDING, WITHOUT LIMITATION, COURT COSTS AND REASONABLE ATTORNEYS’ FEES). Notwithstanding anything herein to the contrary, Purchaser shall incur no obligation or liability to the Seller Indemnitees under this Agreement where the aggregate total of all such Claims is less than $250,000.00. In addition, notwithstanding anything to the contrary herein, in no event shall Purchaser have any liability under the Agreement with respect to any representations or warranties under this Agreement, notice of which are provided to Purchaser more than two years after the actual date of Closing.

9.4 Seller’s Indemnity. SELLER AGREES TO INDEMNIFY, RELEASE, DEFEND AND HOLD HARMLESS PURCHASER, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, REPRESENTATIVES, AFFILIATES, SUBSIDIARIES AND SUCCESSORS (COLLECTIVELY, THE “PURCHASER INDEMNITEES”) REGARDLESS OF FAULT FROM AND AGAINST ANY AND ALL CLAIMS CAUSED BY, ARISING FROM OR ATTRIBUTABLE TO (1) THE RETAINED OBLIGATIONS OR (2) THE BREACH BY SELLER OF ANY OF ITS REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS FOR WHICH IT REMAINS RESPONSIBLE UNDER THIS ARTICLE IX. Notwithstanding anything herein to the contrary, Seller shall incur no obligation or liability to the Purchaser Indemnitees under this Agreement where the aggregate total of all such Claims is less than $250,000.00. In addition, notwithstanding anything to the contrary herein, in no event shall Seller have any liability for indemnity under this Agreement with respect to Claims for which notice is provided to Seller more than two years after the actual date of Closing.

9.5 Regardless of Fault. THE PHRASE “REGARDLESS OF FAULT” MEANS WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, WITHOUT LIMITATION, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY:

(a) THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, OR OTHERWISE, BUT NOT GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) STRICT LIABILITY, OR OTHER FAULT OF THE PURCHASER GROUP, THE SELLER GROUP, INVITEES AND/OR THIRD PARTIES; AND/OR

(b) A PRE-EXISTING DEFECT, WHETHER PATENT OR LATENT, OF THE PREMISES OF PURCHASER’S PROPERTY OR SELLER’S PROPERTY (INCLUDING WITHOUT LIMITATION THE ASSETS), INVITEES AND/OR THIRD PARTIES.

Initials: Seller _________ Purchaser _________	28

9.6 Claims. "Claim" or "Claims" means, unless specifically provided otherwise, all claims (including, but not limited to, those for damage to property, bodily injury and death, personal injury, illness, disease, maintenance, cure, loss of parental and spousal consortium, wrongful death, loss of support, and wrongful termination of employment), damages, liabilities, losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including actions by a third party against an Indemnitee hereunder), obligations, costs (including payment of all reasonable attorneys' fees and costs of litigation), judgments, interest, and awards or amounts, of any kind or character, whether under judicial proceedings, administrative proceedings, investigation by a Governmental Authority or otherwise, or conditions in the premises of or attributable to any Person or Persons or any party or parties, breach of representation or warranty (expressed or implied), under any theory of tort, contract, breach of contract (including any Claims which arise by reason of indemnification or assumption of liability contained in other contracts entered into by an Indemnitee hereunder), at law or in equity, under statute, or otherwise (including any claims, demands or causes of action for contribution or indemnity under statute or common law), arising out of, or incident to or in connection with this Agreement or the ownership, use or operation of the Purchased Assets, including but not limited to Claims which arise out of or are directly or indirectly connected with vessels and/or the ownership, possession, management, manning, maintenance, supply, operation (including, but not limited to, ingress, egress, loading and unloading operations) or navigation of any vessel.

9.7 General Procedure. If an indemnified party under Section 9.3 or 9.4 (the “Indemnified Party”) shall have knowledge of any claim or liability required to be indemnified against under either of such sections, the Indemnified Party shall give reasonably prompt written notice thereof to the other party (the “Indemnifying Party”) after becoming aware of such claim, but the failure of the Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it would otherwise have to the Indemnified Party hereunder except to the extent, and only to the extent, that Indemnifying Party demonstrates that the defense of such claim or liability is prejudiced thereby. The Indemnifying Party and its insurers shall have the right, at their sole cost and expense, to investigate, defend or, except as limited hereinafter, compromise any claim for which indemnification is sought hereunder upon acknowledgment by the Indemnifying Party or such insurer of its liabilities to the Indemnified Party in respect thereof. The Indemnifying Party shall assume all responsibility for any claim covered by the foregoing indemnity, and the Indemnified Party shall provide reasonable assistance and cooperation during the defense or settlement of the claim. Except as limited hereafter, Indemnifying Party shall have complete control of the defense or settlement of such claim or compromise thereof; provided, that counsel selected by the Indemnifying Party shall be reasonably acceptable to the Indemnified Party. No compromise or settlement of any claim may be effected by the Indemnifying Party without the Indemnified Party’s consent, which consent shall not be unreasonably withheld; provided, no consent shall be required if (i) there is no finding or admission of any violation of any law by the Indemnified Party or any violation of the rights of any person by the Indemnified Party, (ii) there is no effect on any claim that may be made by the Indemnified Party, and (iii) the relief provided is the sole responsibility of Indemnifying Party. The Indemnified Party shall have the right, but not the duty, at its own expense, to participate in the defense and/or settlement of any claim with counsel of its own choosing without relieving of any obligations hereunder. Indemnifying Party and its counsel shall cooperate with the Indemnified Party’s counsel and shall supply the Indemnified Party with such information reasonably requested by the Indemnified Party as is necessary or advisable for the Indemnified Party to participate in any proceeding to the extent permitted by this Section 9.9, but control of the matter shall remain with the Indemnifying Party.

Initials: Seller _________ Purchaser _________	29

9.8 Expenses. Notwithstanding anything herein to the contrary, the foregoing indemnify, defense and hold harmless obligations shall not apply to, and each Party shall be solely responsible for, all expenses, including due diligence expenses, incurred by it in connection with the consummation of this Transaction.

9.9 Effect of Closing and Survival. The representations, warranties, covenants, agreements and indemnities included or provided in Article III and in this Article IX, and in the assignments and agreements to be delivered at the Closing shall survive the Closing. All other representations, warranties, covenants and agreements contained in this Agreement shall survive closing for two (2) years from the actual date of Closing. After Closing Seller shall have no liability or obligation to Purchaser for the breach of any representation, warranty or covenant unless notice of such breach is given by Purchaser to Seller during the period of time such representation, warranty or covenant survives. Any such liability or obligation shall be limited to actual economic damages incurred by Purchaser due to such breach and Purchaser shall not be entitled (i) to seek to rescind the transaction by reason of a failure of a condition precedent to Closing, or (ii) to seek consequential damages.

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY BE ENTITLED TO RECEIVE ANY PUNITIVE, CONSEQUENTIAL, SPECIAL, OR EXEMPLARY DAMAGES, OR LOST PROFITS OR REVENUES UNLESS THE SAME ARE ACTUALLY PAID TO A THIRD PARTY PURSUANT TO A CLAIM FOR WHICH A PARTY IS SEEKING INDEMNIFICATION HEREUNDER, REGARDLESS OF WHETHER CAUSED OR CONTRIBUTED TO BY THE SOLE, JOINT, COMPARATIVE OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF THE OTHER PARTY OR PARTIES.

ARTICLE X

TERMINATION OF AGREEMENT

10.1 Termination. This Agreement and the transactions contemplated hereby may be terminated in the following instances:

(a) By Purchaser if the conditions set forth in Section 6.1 are not satisfied in all material respects or waived prior to the Closing Date;

(b) By Seller if the conditions set forth in Sections 2.4 and 6.2 are not satisfied in all material respects or waived prior to the Closing Date; or

(c) At any time by the mutual written agreement of Purchaser and Seller.

10.2 Liabilities Upon Termination. If Closing does not occur due to Seller’s violation of the terms or provisions of this Agreement, then Purchaser may seek such legal or equitable remedies as Purchaser may desire, including, without limitation, damages for the breach or failure of any representation, warranty, covenant or agreement contained herein and the right to enforce specific performance of this Agreement. If Closing does not occur due to Purchaser’s violation of the terms of this Agreement, Seller may terminate this Agreement and have the Deposit paid to it as agreed liquidated damages.

Initials: Seller _________ Purchaser _________	30

ARTICLE XI

TAX MATTERS

11.1 Definitions. As used herein, the following terms shall have the respective meanings assigned to them in this Section 11.1:

(a) “Asset Taxes” shall mean all ad valorem, severance, property, production, sales, use, excise and similar Taxes assessed against the Purchased Assets or based upon or measured by the ownership of the Purchased Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, other than Income Taxes and Transfer Taxes.

(b) “Income Taxes” shall mean any income, capital gains, franchise and similar Taxes.

(c) “Seller Taxes” means (i) all Income Taxes imposed by any applicable laws on Seller, any of its direct or indirect owners or affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member, (ii) Asset Taxes allocable to Seller pursuant to Sections 11.2 and 11.3 (taking into account, and without duplication of, such Asset Taxes effectively borne by Seller as a result of the adjustments to the Final Payment made pursuant to Section 2.2 or Section 8.1, as applicable), (iii) any Taxes attributable to any asset or business of Seller that is not part of the Purchased Assets, and (iv) any and all other Taxes imposed on or with respect to the ownership or operation of the Purchased Assets for any Tax period (or portion thereof) ending before the Effective Time.

(d) “Taxes” shall mean (i) all taxes, assessments, fees, unclaimed property and escheat obligations, and other similar charges imposed by any Governmental Authority, including any federal, state, local and/or foreign income tax, production tax, severance tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, ad valorem tax, property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, stamp tax, motor vehicle tax, franchise tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, (ii) any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with any item described in clause (i), and (iii) any liability in respect of any item described in clauses (i) or (ii) above, that arises by reason of a contract, assumption, transferee or successor liability, operation of law (including by reason of participation in a consolidated, combined or unitary Tax return or report) or otherwise.

11.2 Ad Valorem Taxes. Seller shall pay all ad valorem and property taxes associated with or attributable to the Purchased Assets for the 2017 tax year and all prior years prior to the Closing. Purchaser shall be responsible for all such taxes for the 2018 tax year and all subsequent years, provided that at Closing, Seller shall reimburse to Purchaser Seller’s proportionate share (prorated to date of Closing) of the 2018 ad valorem taxes based on current tax statements, if available, but if not available, based on taxes assessed for 2017, with adjustment for the actual 2018 taxes to be made on the Final Settlement Date.

Initials: Seller _________ Purchaser _________	31

11.3 Transfer Taxes. The transactions described in this Agreement involve the transfer of real estate with tangible personal property, if any, being transferred incidental to such real estate. To the extent that any sales, use, transfer, stamp, documentary, registration, filing, recording fees, or similar Taxes will be incurred or imposed with respect to the transactions described in this Agreement (collectively “Transfer Taxes”), Purchaser shall pay such Transfer Taxes. Seller and Purchaser shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable law, the amount of any such Transfer Taxes.

11.4 Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax returns and reports and any audit, litigation, or other proceeding with respect to Taxes relating to the Purchased Assets. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are relevant to any such Tax return or report, or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. The Seller and the Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Purchased Assets relating to any Tax period beginning before the Initial Closing until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Authority.

11.5 Income Taxes. Notwithstanding anything to the contrary in this Agreement, Seller shall retain responsibility for, and shall bear and pay, all Income Taxes incurred by or imposed on Seller, its direct or indirect owners or affiliates, or any combined, unitary, or consolidated group of which any of the foregoing is or was a member, and no such Taxes shall be taken into account as adjustments to the Final Payment under Section 2.3 or Section 7.1.

11.6 Apportionment of Taxes. Seller shall retain responsibility for all Seller Taxes. Purchaser shall be responsible for all Asset Taxes and other Taxes which are associated with the Purchased Assets or any event occurring on or after the Effective Time, or which accrued or became owed as a result of an event occurring on or after the Effective Time, and all Transfer Taxes. Notwithstanding anything to the contrary herein (including, for the avoidance of doubt, Sections 9.3 and 9.4), each Party shall indemnify and hold harmless the other Party for any amount allocated to the indemnifying Party under this Article XI that is paid by the other Party (except to the extent such amount was taken into account as a Purchase Price adjustment under Section 2.2), and the indemnification obligation for any such amount shall not be subject to any minimum threshold amount. Each Party shall indemnify and hold harmless the other Party as set forth in this Section 11.6 until the expiration of the applicable statute of limitations for collection of the underlying liability (after taking into account any tolling, extensions, mitigation or waiver thereof) plus thirty (30) days.

11.7 Tax Refunds. If Purchaser receives any Tax refund that is an Excluded Asset, Purchaser shall remit such Tax refund to Seller within ten (10) business days of receipt. Purchaser’s obligation under this Section 11.7 shall survive the Closing indefinitely.

11.8 Section 1031 Like-Kind Exchange. At any time prior to Closing, either party (the “Electing Party”) may elect by written notice to the other party to effect a tax free, like-kind exchange, forward or reverse, under Section 1031 of the Code through an escrow agent or other intermediary (an “Intermediary”) designated by the Electing Party pursuant to an agreement to be established for purposes of effecting a tax free, like-kind exchange under Section 1031 of the Code. The other party agrees to cooperate with all reasonable requests of the Electing Party in order to establish and create sufficient documentation to support such federal tax treatment by the Electing Party, provided that the other party shall have no obligation to incur or pay any cost or expense in such connection, and the Electing Party shall indemnify and hold the other party harmless from and against all claims and liabilities resulting from such election.

Initials: Seller _________ Purchaser _________	32

ARTICLE XII

ARBITRATION

12.1 Arbitration Procedures. Any dispute between the Parties regarding this Agreement shall be arbitrated, and conducted as set forth in this Article XII, subject to Section 5.4(d) herein:

(a) The parties shall jointly select a mutually acceptable person as the sole arbitrator under this Agreement. If the parties are unable to agree upon the designation of a person as arbitrator, then a panel of three arbitrators shall be selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association which shall administer the arbitration, and judgment on the award rendered by a majority of the arbitrator(s), or by the arbitrator in the case of one arbitrator, may be entered in any district court of Harris County, Texas.

(b) Any arbitration hearing shall be held at a place in Houston, Texas acceptable to the arbitrator(s).

(c) The arbitrator(s) shall settle any dispute in accordance with the Texas General Arbitration Act and the Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of such act and the terms hereof. Such arbitrator(s) shall hear all arbitration matters arising under this Article XII. The decision of the arbitrator(s) shall be binding upon the parties, and may be enforced in any district court of Harris County, Texas. Seller and Purchaser, respectively, shall bear their own legal fees and other costs incurred in presenting their respective cases. The charges and expenses of the arbitrator(s) shall be shared equally by Seller and Purchaser.

(d) The trial of the arbitration proceeding shall commence within ten days after the arbitrator(s) is/are selected as set forth in Section 12(a) above. In fulfilling his/their duties hereunder, the arbitrator(s) shall be bound by the terms of this Agreement. In fulfilling any of his/their arbitration duties, the arbitrator(s) may consider such other matters as in the opinion of the arbitrator(s) is/are necessary or helpful to make a proper evaluation. Additionally, the arbitrator(s) may consult with and engage disinterested third parties, including, without limitation, petroleum engineers, attorneys and consultants, to advise the arbitrator(s).

ARTICLE XIII

MISCELLANEOUS

13.1 Exhibits. The Exhibits referred to in this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

13.2 Expenses. Except as otherwise specifically provided in this Agreement, all fees, costs and expenses incurred by Purchaser or Seller in negotiating this Agreement or in consummating the Transaction shall be paid by the Party incurring the same, including, without limitation, engineering, land, title, legal, and accounting fees, costs and expenses.

Initials: Seller _________ Purchaser _________	33

13.3 Notices. All notices and communications required or permitted under this Agreement (“Notices”) shall be deemed to have been delivered and received (a) in the case of personal delivery, delivered by hand (with written confirmation of receipt), (b) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (c) in the case of a nationally recognized overnight courier (receipt requested):

If to Seller:

Five-JAB, Inc.

16202 Butera Road

Magnolia, Texas 77355

Attn: Jennifer Bohannon-Ramirez

Phone: (281) 356-7767

Email: Jennifer.Bohannon@fivejab.com

If to Purchaser:

Viking Energy Group, Inc.

15915 Katy Freeway, Suite 450

Houston, Texas 77094

Attention: James A. Doris

Telephone: (613) 925-9018

Email: jdoris@vikingenergygroup.com

Any Party may, by a Notice so delivered to the other Party, change the address or individual to which delivery shall thereafter be made.

13.4 Amendments. Except for waivers specifically provided for in this Agreement, this Agreement may not be amended nor any rights hereunder waived except by an instrument in writing signed by the Party to be charged with such amendment or waiver and delivered by such Party to the Party claiming the benefit of such amendment or waiver.

13.5 Assignment. Purchaser may assign all or any portion of its respective rights or delegate all or any portion of its respective duties hereunder but as Purchaser shall remain liable to Seller for the performance of its obligations hereunder. No such assignment or obligation shall increase the burden on Seller or impose any duty on Seller to communicate with or report to any transferee, and Seller may continue to look to Purchaser for all purposes under this Agreement. Seller may not assign this Agreement without prior written consent of Purchaser. No assignment of any rights hereunder by Seller shall relieve Seller of any obligations (including indemnity obligations) and responsibilities hereunder.

13.6 Announcements. Seller and Purchaser shall consult with each other with regard to all press releases and other announcements issued after the date of execution of this Agreement and prior to the Initial Closing concerning this Agreement or the Transaction. Except as may be required by applicable laws or the applicable rules and regulations of any governmental agency or stock exchange, neither Purchaser nor Seller shall issue any such press release or other publicity without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, any press release shall not contain the name of Seller without Seller’s consent.

Initials: Seller _________ Purchaser _________	34

13.7 Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

13.8 Counterparts/Facsimile Signatures. This Agreement may be executed by Purchaser and Seller in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument. Facsimile and electronic signatures are considered binding.

13.9 References. References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals or entities. As used in this Agreement, “person” shall mean any natural person, corporation, partnership, trust, limited liability company, court, agency, government, board, commission, estate or other entity or authority, as applicable.

13.10 Governing Law; Venue. This Agreement and the Transaction and any arbitration or dispute resolution conducted pursuant hereto shall be construed in accordance with, and governed by, the laws of the state of Texas, without giving effect to principles of conflict of law. Any suit or proceeding hereunder shall be brought exclusively in Harris County, Texas, and each Party consents to the personal jurisdiction of the courts, state and federal, located therein. Each Party agrees to waive any objection that the state and federal courts of Harris County, Texas, are an inconvenient forum.

13.11 Entire Agreement. This Agreement shall constitute the entire understanding among the Parties with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

13.12 Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors and assigns.

13.13 No Third-Party Beneficiaries. This Agreement is intended to benefit only the Parties and their respective permitted successors and assigns and this Agreement shall never be construed to benefit or create any rights in any person or entity not a party hereto.

13.14 Disclaimer of Representations and Warranties. The Parties have made no representations or warranties, except those expressly set forth in this Agreement and any agreements or documents executed and/or delivered pursuant to or in connection with this Agreement (the “Transaction Documents”). Except as expressly set forth in this Agreement and the Transaction Documents, the Parties each disclaim all liability and responsibility for any other representation, warranty, statements or communications (orally or in writing) to the other Party (including, but not limited to, any information contained in any opinion, information or advice that may have been provided to any such Party by any partner, officer, member, trustee, beneficiary, stockholder, director, employee, agent, consultant, member, representative or contractor of such disclaiming Party or its affiliates or any engineer or engineering firm, or other agent, consultant or representative) with respect to the Purchased Assets wherever and however made. Without limiting the generality of the foregoing, none of the Parties makes any representation or warranty as to (a) the amount, value, quality or deliverability of petroleum, natural gas or other reserves attributable to the Purchased Assets, (b) any geological, engineering or other interpretations of economic valuation, or (c) predictions as to when any event will or will not occur or whether the event is likely to occur.

Initials: Seller _________ Purchaser _________	35

13.15 Assumed Liabilities. Notwithstanding any other provision contained in this Agreement to the contrary, the Purchaser shall not assume any of the liabilities or obligations of the Seller of any nature or kind whatsoever, contingent or otherwise, except for the Seller’s share of future asset retirement obligations directly related to the Purchased Assets. The Seller shall remain responsible for any asset retirement obligations the Seller was required to pay prior to the actual date of Closing.

13.16 Transition Services. For a reasonable period following the Closing Date the Seller shall make representatives available to the Purchaser for the purposes of providing insight and recommendations with respect to the operation of the Purchased Assets, and providing information that may be reasonably requested by the Purchaser’s accountant or auditor with respect to the Purchased Assets and the Transaction.

13.17 Purchase Price Allocation. Purchaser and Seller shall use commercially reasonable efforts to agree to an allocation of the Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes among the Purchased Assets in accordance with Section 1060 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder, prior to the Closing (the “Allocation”). At the time that the Final Settlement Statement is delivered, Purchaser shall provide to Seller in written or digital form a proposed Allocation. If the Parties reach an agreement with respect to such proposed Allocation, (i) the Parties shall use commercially reasonable efforts to update the Allocation in accordance with Section 1060 of the Internal Revenue Code following any adjustment to the Purchase Price pursuant to this Agreement, and (ii) Purchaser and Seller shall, and shall cause their affiliates to, report consistently with the Allocation, as adjusted, on all Tax returns and reports (including Internal Revenue Service Form 8594), and neither Seller nor Purchaser shall take any position on any Tax return or report that is inconsistent with the Allocation, as adjusted, unless otherwise required by applicable law; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

13.18 Form 8-K. The Seller acknowledges that upon execution of this Agreement the Purchaser will be obligated to file a Form 8-K with the Securities and Exchange Commission disclosing the existence of the Agreement and the material terms herein.

[Signature Pages Follow.]

Initials: Seller _________ Purchaser _________	36

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

SELLER:

BODEL HOLDINGS, L.L.C.

CLEVELAND HOLDINGS, L.L.C.

DELBO HOLDINGS, L.L.C.

DEQUINCY HOLDINGS, L.L.C.

GULF COAST WORKING PARTNERS, L.L.C.

OAKLEY HOLDINGS, L.L.C.

SAMJAM ENERGY, L.L.C.

PERRY POINT HOLDINGS, L.L.C.

By:	/s/ Jennifer Bohannon-Ramirez
Jennifer Bohannon-Ramirez, Manager

PURCHASER: VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
James A. Doris, President and CEO

SELLERS’ SIGNATURE PAGE

TO PURCHASE AND SALE AGREEMENT

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

SELLER:

BODEL HOLDINGS, L.L.C.

CLEVELAND HOLDINGS, L.L.C.

DELBO HOLDINGS, L.L.C.

DEQUINCY HOLDINGS, L.L.C.

GULF COAST WORKING PARTNERS, L.L.C.

OAKLEY HOLDINGS, L.L.C.

SAMJAM ENERGY, L.L.C.

PERRY POINT HOLDINGS, L.L.C.

By:	/s/ Jennifer Bohannon-Ramirez
Jennifer Bohannon-Ramirez, Manager

PURCHASER: VIKING ENERGY GROUP, INC.

By:	/s/ James A. Doris
James A. Doris, President and CEO

PURCHASER’S SIGNATURE PAGE

TO PURCHASE AND SALE AGREEMENT

LIST OF EXHIBITS

A	Oil and Gas Leases
B	Wells
C	Contracts
D	Easements
E	Accounts in Suspense
F	Allocated Values
G	Escrow Agreement
H	Material Disclosures
I	Pending Litigation
J	Assignment, Bill of Sale and Conveyance
K	Gas Imbalance

Initials: Seller _________ Purchaser _________ List of Exhibits

Exhibit A

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

OIL AND GAS LEASES

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit A

Exhibit B

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

WELLS

See Attached

Initials: Seller _________ Purchaser _________ Exhibit B

Exhibit C

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

CONTRACTS

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit C

Exhibit D

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

EASEMENTS

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit D

Exhibit E

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

ACCOUNTS IN SUSPENSE

To Be Determined.

Initials: Seller _________ Purchaser _________ Exhibit E

Exhibit F

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

ALLOCATED VALUES

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit F

Exhibit G

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

ESCROW AGREEMENT

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit G

Exhibit H

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

MATERIAL DISCLOSURES

None

Initials: Seller _________ Purchaser _________ Exhibit H

Exhibit I

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

PENDING LITIGATION

None

Initials: Seller _________ Purchaser _________ Exhibit I

Exhibit J

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

ASSIGNMENT, BILL OF SALE AND CONVEYANCE

See Attached.

Initials: Seller _________ Purchaser _________ Exhibit J

Exhibit K

Attached to and made a part of that certain Purchase and Sale Agreement by and between Bodel Holdings, L.L.C., et al and Viking Energy Group, Inc.

GAS IMBALANCE

None

Initials: Seller _________ Purchaser _________ Exhibit K